SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ExlService Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

302081 10 4
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302081 10 4

1	NAME OF REPORTING PERSON Rohit Kapoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,007,847
	6	SHARED VOTING POWER 168,000
	7	SOLE DISPOSITIVE POWER 2,007,847
	8	SHARED DISPOSITIVE POWER 168,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,847
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.38%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 302081 10 4

SCHEDULE 13G

This Schedule 13G is filed by the undersigned with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of ExlService Holdings, Inc. (the “Company”).

Item 1(a).	Name of Issuer:

ExlService Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

280 Park Avenue
New York, New York 10017

Item 2(a).	Name of Person Filing:

Rohit Kapoor (“Mr. Kapoor”)

Item 2(b).	Address of Principal Business Office or, if none, Residence of the Reporting Person:

c/o ExlService Holdings, Inc.
280 Park Avenue
New York, New York 10017

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

302081 10 4

Item 3.	This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.	Ownership:

Mr. Kapoor directly beneficially owns 1,830,713 shares of Common Stock. In addition, Mr. Kapoor is the sole trustee of the Rohit Kapoor 2005 Grantor Retained Annuity Trust (the “Rohit

CUSIP No. 302081 10 4

Kapoor GRAT”), which directly owns 177,134 shares of Common Stock.  As such, Mr. Kapoor has sole dispositive and voting power over the 2,007,847 shares of Common Stock held by him directly and held by the Rohit Kapoor GRAT.

Mr. Kapoor may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Rohit Kapoor 2005 Spousal Lifetime Access Trust (the “Rohit Kapoor SLAT”).  Mr. Kapoor’s spouse and Mr. Kapoor’s sister-in-law are co-trustees of the Rohit Kapoor SLAT and share dispositive and voting power over the 84,000 shares of Common Stock owned by the Rohit Kapoor SLAT.  Mr. Kapoor disclaims beneficial ownership of any shares of Common Stock held by the Rohit Kapoor SLAT.

Mr. Kapoor may be deemed to beneficially own 84,000 shares of Common Stock directly owned by the Shikha Kapoor 2005 Family Trust (the “Shikha Kapoor 2005 Trust”).  Mr. Kapoor and Mr. Kapoor’s sister-in-law are co-trustees of the Shikha Kapoor 2005 Trust and share dispositive and voting power over the 84,000 shares of Common Stock owned by the Shikha Kapoor 2005 Trust.  Mr. Kapoor disclaims beneficial ownership of any shares of Common Stock held by the Shikha Kapoor 2005 Trust.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

CUSIP No. 302081 10 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

/s/ Rohit Kapoor
Rohit Kapoor